July 9, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	MPS Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 0-24484

Ladies and Gentlemen:

The following information is furnished in response to the letter dated June 11, 2009, setting forth the Staff’s comments regarding our response letter dated May 15, 2009 to comment number one and our proposed revision of the Critical Accounting Policy disclosure. For your convenience, we have restated in bold the comments contained in the Staff’s letter. Response numbers correspond to the comment numbers in the Staff’s letter.

Form 10-K

Management’s Discussion and Analysis

Critical Accounting Policies

Impairment of Tangible and Intangible Assets, page 16

1.	Please consider to provide the quantitative information presented in the third paragraph of your proposed revision of Critical Accounting Policy disclosure on a tabular format.

Response: We will provide the referenced quantitative information in a tabular format. Please refer to the proposed revision of our Critical Accounting Policy disclosure titled Impairment of Tangible and Intangible Assets attached as Exhibit A.

2.	Provide a sensitivity analysis of your most recent impairment test assumptions for your North American IT Services reporting unit, your Accounting and Legal Reporting unit of your North American Professional Services segment, and the UK reporting unit of your International Professional Services segment based upon reasonably likely changes. The sensitivity analysis should show how much additional impairment charge would you have had on each of these reporting units if each of the discount rate, revenue growth rates and profitability growth rates increase or decrease by 1%.

Response: We performed a sensitivity analysis of the assumptions utilized in our fourth quarter 2008 goodwill impairment test for our North American IT Services reporting unit, the Accounting and legal reporting unit of our North American Professional Services segment, and the UK reporting unit of our International Professional Services segment. The following table summarizes the additional impairment we would have had on each of these reporting units if, separately, the discount rate increased by 1%, and the revenue growth and profitability growth rates decreased by 1%:

	Approximate Increase to Impairment Charge
(amounts in thousands)	North American IT Services	Accounting and Legal	UK Professional Services
Discount rate increased by 1%	$10,260	$6,660	$7,080
Revenue growth rate decreased by 1%	$3,840	$2,760	$3,120
Profitability growth rate decreased by 1%	$6,060	$4,320	$6,780

Please refer to the proposed revision of our Critical Accounting Policy disclosure titled Impairment of Tangible and Intangible Assets attached as Exhibit A, where the above mentioned response is incorporated.

3.	We note that as of your latest annual impairment testing under SFAS 142 that the fair value of your Healthcare reporting unit of your North American Professional Services segment exceeded its carrying value by around 15%. In this regard:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: For purposes of establishing inputs for the fair value calculations related to goodwill impairment testing, we made the following assumptions for all reporting units:

•	The current economic downturn would mirror the most recent economic downturn, which produced several quarters of sequential quarter revenue declines.

•	The current economic downturn would continue for all reporting units through 2009, followed by a recovery period at a moderate rate of growth starting in 2010.

•

We assumed greater revenue declines in our IT reporting units than in our Professional reporting units and greater recovery rates from 2010 through 2013 in our Professional reporting units compared to our IT reporting units.

•

We applied profitability assumptions consistent with each reporting unit’s historical trends at various revenue levels and, for years beyond 2013, used a 3% growth factor to calculate the terminal value at the end of five years for each unit. While this rate is consistent with the growth factor used to calculate the terminal value in the prior year’s impairment testing, the growth rates from 2010 through 2013 are significantly lower than those utilized in the prior year’s impairment testing.

We use and have historically used a blended value of a discounted cash flow and a guideline public company methodology to arrive at fair value. Regarding the aforementioned assumptions, the levels of decline in 2009 and the rates of recovery starting in 2010, along with gross margins, operating margins and working capital levels at various revenue levels, were unique to each of our reporting units including the healthcare reporting unit of our North American Professional Services segment. The fair value of the healthcare reporting unit decreased from last year’s impairment test. In comparison to the assumptions utilized in the prior year’s impairment test, we lowered the discount rate, the cumulative annual growth rate, gross margins, and operating margins.

In order to evaluate the sensitivity of the fair value calculations on our goodwill impairment testing, we applied a hypothetical decrease to this unit’s fair value. We determined that a hypothetical decrease in fair value of at least 15% would be required before the healthcare reporting unit’s carrying value would exceed its fair value. As part of this goodwill impairment testing for the healthcare reporting unit, we assumed a cumulative annual cash flow growth rate of approximately 3% from 2010 through 2013. In order for the fair value of this reporting unit to decrease by at least 15%, we would need to have a negative cumulative annual cash flow growth rate of approximately 3% from 2010 through 2013.

Please refer to the proposed revision of our Critical Accounting Policy disclosure titled Impairment of Tangible and Intangible Assets attached as Exhibit A, where the above mentioned response is incorporated.

4.

Refer to your tabular segment disclosures on page 7 of your March 31, 2009 Form 10-Q which reflect material deterioration in your segment operating results when compared with the operating results of the fourth quarter and the first quarter of 2008. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results. Further, addressing the factors in paragraph 28 of SFAS 142 tell us how you concluded that you were not required to perform an interim goodwill impairment test under SFAS 142 as of March 31, 2009.

Response: For the three months ended March 31, 2009, we compared the assumptions utilized in our goodwill impairment test conducted during the fourth quarter of 2008 to the operating results of the first quarter of 2009 along with expected or projected future operating results. Our cash flow and profitability in the first quarter of 2009 were substantially consistent with the assumptions utilized in the 2008 goodwill impairment test. In addition, we considered the following factors, the presence of which could indicate potential impairment, and concluded they did not exist in comparison to the assumptions utilized in our 2008 goodwill impairment test:

•	significant changes to our overall business strategy and allocation of resources within our reporting units;

•	significant adverse change in the business climate; and/or

•	significant decline for a sustained period in our market capitalization relative to our net book value.

For the first quarter of 2009, we concluded that given the results of our comparison of operating results and outlook to forecasts utilized in our fourth quarter 2008 goodwill impairment test, it was more likely than not that the fair value of all of our reporting units was greater than their respective carrying values.

We will also address this in our Form 10-Q for the quarter ended June 30, 2009 and for future interim periods as needed to reflect our evaluation of interim period results and the potential for additional impairments. Sample disclosure regarding this matter based on our review of first quarter 2009 results is included in our proposed Critical Accounting Policy disclosure attached as Exhibit A. We will update this disclosure as needed based on future results.

5.	In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, expand your disclosures to discuss how you reduced or increased projected future revenues, net cash flows or the discount rates assumptions used in your cash flow projections. In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response: Beginning with our Form 10-Q for the quarter ended June 30, 2009 we will expand our MD&A to discuss the matters noted. Proposed disclosure is attached hereto as Exhibit A to this letter.

You will note that our proposed disclosure does not indicate that we believe that historical operating results will not be indicative of future operating results rather as our proposed disclosure indicates we have used our historical operating results including those from the last economic downturn to inform us in our preparation of our financial projections used in our goodwill impairment testing. However, our proposed disclosure also cautions investors as follows: “The process of evaluating goodwill for impairment involves the determination of the fair values of our reporting units. Inherent in such fair value determinations are significant judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether remaining goodwill is impaired could change and result in an additional goodwill and intangible impairment charge, which could have a material effect on our consolidated financial position or results of operations.” Similar cautionary language regarding forward looking statements, estimates and assumptions generally (as opposed to this specific caution with respect to goodwill valuation) has also historically been included in our filings and will be included in future filings.

We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, or if we may be of further assistance, please feel free to contact me at (904) 360-2869.

Very truly yours,

/s/ Robert P. Crouch
Robert P. Crouch
Senior Vice President, Treasurer and Chief Financial Officer

Exhibit A

Proposed Expanded MD&A

The following is the expanded disclosure that we would propose to include in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009:

Impairment of Tangible and Intangible Assets

For acquisitions, we allocate the excess of the cost of the acquisition over the fair market value of the net tangible assets acquired first to identifiable intangible assets, if any, and then to goodwill. Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets requires us to perform goodwill impairment reviews at least annually, and between tests if an event occurs or circumstances change that would more likely than not reduce the fair-value of a reporting unit below it’s carrying amount. We evaluate goodwill impairment using the two-step process prescribed in SFAS No. 142. In the first step we determine the fair value of each reporting unit using a blend of the discounted cash flow valuation methodology (“DCF”) and a guideline public company valuation methodology. For purposes of this assessment our reporting units are our segments or the operating units one level below our segments. We then compare the fair value to carrying value. If the fair value of the reporting unit exceeds the carrying value of the unit’s net assets, goodwill is not impaired and no further testing is performed.

If however, a reporting unit’s carrying value exceeds its fair value, we must perform a second impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to its net assets, including identifiable intangible assets, in order to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge. Identifiable intangible assets identified in this second impairment assessment include customer relationships, trade names and developed technology. We utilized income approach analyses to arrive at the fair values of these identifiable intangible assets.

In accordance with SFAS No. 142, we perform valuation testing annually as of October 1 and between tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We did not incur any goodwill impairment resulting from our valuation testing performed in the fourth quarters of 2007 and 2006. During the first three quarters of 2008, we did not experience significant adverse changes in the business climate that would cause us to accelerate the timing of our valuation testing. During the fourth quarter of 2008, the downturn in the economic conditions in the countries in which we do business, primarily the United States and the United Kingdom, reduced the demand for our services resulting in a significant decrease in our revenues and profits across all of our reporting units. During the latter half of the fourth quarter of 2008, it became apparent that the deterioration of macroeconomic conditions in the United States and the United Kingdom would continue into 2009. As such, we concluded that the acceleration of certain negative trends in sales activities that we were experiencing during the fourth quarter of 2008 would also continue into 2009. In addition, in comparison to the third quarter of 2008 we experienced an approximate 35% decline in our average market capitalization in the fourth quarter of 2008 along with a material decline in the valuations of our market comparable companies. The combination of the deterioration of macroeconomic conditions in the United States and the United Kingdom, which resulted in us updating our financial outlook for each of our reporting units, and the decline in our market capitalization and valuations of our market comparable companies were the primary factors contributing to our goodwill and identifiable intangible assets impairment charge. Our valuation testing considered both the continued economic and market valuation deteriorations that occurred during the fourth quarter. We expect that our revenue and profitability will continue to be significantly less than recent historical levels as long as the current negative economic conditions persist.

Based on the results of our valuation testing performed in the fourth quarter of 2008, we recorded a goodwill and intangible impairment charge of $379.3 million, or $303.4 million net of the related tax benefit. It should be noted that the impairment charge did not negatively impact our liquidity as the financial covenants within our credit facility exclude this non-cash change.

The following table summarizes this charge by reporting segment.

(amounts in thousands)	Three Months Ended December 31, 2008
Goodwill and intangible impairment charge
North American Professional Services	$49,928
International Professional Services	94,336
North American IT Services	205,114
International IT Services	29,891

Total goodwill and intangible impairment charge	$379,269

The following table summarizes the carrying amount of goodwill for each of our reporting units as of December 31, 2008. The North American IT Services and the International IT Services segment each have one reporting unit.

(amounts in thousands)	December 31, 2008
Accounting & legal reporting unit	$59,234
Engineering reporting unit	55,533
Healthcare reporting unit	43,968

North American Professional Services	$158,735

UK professional reporting unit	$43,861
Other international professional reporting unit	4,178

International Professional Services	$48,039

North American IT Services	$72,735

International IT Services	$13,766

Balance as of December 31, 2008	$293,275

As previously mentioned, we use a blended value of a DCF and a guideline public company methodology to arrive at fair value for SFAS No. 142. We have historically utilized a blended value of these two methodologies to arrive at fair value. The details and assumptions used in the DCF and guideline public company valuation methodologies we use for goodwill impairment testing are each discussed in more detail below.

Discounted Cash Flow Methodology. DCF establishes fair value by estimating the present value of projected future cash flows. Our DCF is prepared from three primary components: (a) our internally prepared five year projections of financial performance; (b) a discount rate; and (c) a terminal value. Assumptions we used in preparing our financial projections and in choosing a discount rate and terminal value are each discussed in more detail below.

•	We prepared five year financial projections for purposes of establishing inputs for the fair value calculations. In those projections we:

•	Assumed the current economic downturn would mirror the most recent economic downturn, which produced several sequential quarters of sequential revenue declines.

•

Assumed the current economic downturn would continue for all reporting units through 2009, followed by a recovery period at a moderate rate of growth starting in 2010. The growth rates from 2010 through 2013 used in our 2008 impairment testing were significantly lower than those utilized in prior years’ impairment testing.

•

Projected greater revenue declines in our IT reporting units than in our Professional reporting units and greater recovery rates from 2010 through 2013 in our Professional reporting units compared to our IT reporting units.

•	Applied profitability assumptions consistent with each reporting unit’s historical trends at various revenue levels.

•

In our testing we assumed a 3% terminal value to reflect the growth in our business for years beyond our five year financial projections. This is consistent with the terminal value used in the prior year’s impairment testing.

•

The discount rates applied to the projected future cash flows to arrive at the present value are based on a weighted average cost of capital intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The discount rates used in our 2008 testing for each reporting unit, which were either 14% or 15%, were developed considering contemporaneous market data including the risk free rate of return on long-term treasury securities, beta indications from guideline companies, the risk associated with investing in similar equity securities, and the cost of debt for issuers of investment grade quality. The discount rates were lower than those used in prior years due to a reduction in risk free market rates and perceived forecast risk, which more than offset an increase in market risk premiums. In addition, the discount rate conclusions were compared to rates published in a third party research report, as a test of reasonableness.

Guideline Public Company Methodology. The guideline public company methodology establishes fair value by comparing us to other similar publicly traded companies on the basis of risk characteristics to determine our risk profile relative to the comparable companies as a group. This analysis generally focuses on quantitative considerations, which include financial performance and other quantifiable data, and qualitative considerations, which may include any factors which are expected to impact future financial performance. The most significant assumptions affecting the guideline public company methodology are the market multiples and control premium. The market multiples we use for each reporting unit are: (a) enterprise value to revenue and (b) enterprise value to EBITDA. A control premium represents the value an investor would pay above minority interest transaction prices in order to obtain a controlling interest in the respective company. We utilized a 20% control premium based on indications of premiums paid in transactions of controlling interests in employment services companies in 2007 and 2008.

Sensitivity Analysis. In our engineering and healthcare reporting units, the fair value as determined in the first step of our goodwill impairment testing exceeded their respective carrying values. In order to evaluate the sensitivity of the fair value calculations on our goodwill impairment testing, we applied hypothetical decreases to these two units’ fair values. We determined that hypothetical decreases in fair value of at least 49% and 15% would be required before the engineering and healthcare reporting units, respectively, would have a carrying value in excess of its fair value. As part of this goodwill impairment testing for the healthcare reporting unit, we assumed a cumulative annual cash flow growth rate of approximately 3% from 2010 through 2013. In order for the fair value of this reporting unit to decrease by at least 15%, we would need to have a negative cumulative annual cash flow growth rate of approximately 3% from 2010 through 2013.

We performed a sensitivity analysis of the assumptions utilized in our fourth quarter 2008 goodwill impairment test for our North American IT Services reporting unit, the Accounting and legal reporting unit of our North American Professional Services segment, and the UK reporting unit of our International Professional Services segment. The following table summarizes the additional impairment we would have had on each of these reporting units if, separately, the discount rate increased by 1%, and the revenue growth and profitability growth rates decreased by 1%:

	Approximate Increase to Impairment Charge
(amounts in thousands)	North American IT Services	Accounting and Legal	UK Professional Services
Discount rate increased by 1%	$10,260	$6,660	$7,080
Revenue growth rate decreased by 1%	$3,840	$2,760	$3,120
Profitability growth rate decreased by 1%	$6,060	$4,320	$6,780

Consideration of Interim Testing. We regularly monitor business conditions for events that may indicate that the carrying value of each reporting unit exceeds its fair value, in accordance with SFAS No. 142. [For the three months ended March 31, 2009, we compared the assumptions utilized in our goodwill impairment test conducted during the fourth quarter of 2008 to the operating results of the first quarter of 2009 along with expected or projected future operating results. During the first quarter of 2009, we saw a substantial decrease in demand for our services due to the poor macroeconomic conditions in the United States and the United Kingdom, the countries in which we primarily do business. This deterioration was more pronounced in our permanent placement business than in our staffing business. The forecasts used in our fourth quarter 2008 goodwill impairment test anticipated these declines. As such, our cash flow and profitability in the first quarter of 2009 were substantially consistent with the assumptions utilized in the 2008 goodwill impairment test. In addition, we considered the following factors, the presence of which could indicate potential impairment, and concluded that they did not exist in comparison to the assumptions utilized in our 2008 goodwill impairment test:

•	significant changes to our overall business strategy and allocation of resources within our reporting units;

•	significant adverse change in the business climate; and/or

•	significant decline for a sustained period in our market capitalization relative to our net book value.

For the first quarter of 2009, we concluded that given the results of our comparison of operating results and outlook to forecasts utilized in our fourth quarter 2008 goodwill impairment test, it was more likely than not that the fair value of all of our reporting units was greater than their respective carrying values.] [Note to SEC Staff – this disclosure will be updated as needed for the results of this analysis based on our second quarter 2009 results and future interim period results as needed.]

As previously mentioned, the process of evaluating goodwill for impairment involves the determination of the fair values of our reporting units. Inherent in such fair value determinations are significant judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether remaining goodwill is impaired could change and result in an additional goodwill and intangible impairment charge, which could have a material effect on our consolidated financial position or results of operations. However, it should be noted that since such impairment charges are non-cash charges and the financial covenants of our credit facility exclude this non-cash charge in calculating the availability of borrowings from our facility, we would not expect such an additional charge to have an adverse affect on our liquidity. Additional information on Goodwill can be found in Footnote 6 to the Condensed Consolidated Financial Statements.

We amortize the cost of identifiable intangible assets (either through acquisition or as part of our internally generated intellectual property) over their estimated useful lives unless such lives are deemed indefinite. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment charge is recognized. Otherwise, an impairment charge is not recognized. Measurement of an impairment charge for long-lived assets and identifiable intangibles would be based on the fair value of the asset. Included in the aforementioned goodwill and intangible impairment charge was a $2.5 million impairment charge to identifiable intangible assets.